September 5, 2017

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Seaspan Corporation (the “Company”)
Acceleration Request for Registration Statement on Form F-3, filed on August 25, 2017
(File No. 333-220176)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it becomes effective at 9:00 a.m., Eastern Time, on September 7, 2017, or at such other time as the Company may request by telephone to the Securities and Exchange Commission. The Company authorizes David Matheson and Justin Gonzales, each at Perkins Coie LLP, counsel to the Company, to make any such request on its behalf.

[Signature page follows]

Seaspan Corporation Unit 2, 2nd Floor, Bupa Centre 141 Connaught Road West Hong Kong, China

Sincerely, SEASPAN CORPORATION

/s/ David Spivak
Name: David Spivak Title: Chief Financial Officer

Seaspan Corporation Unit 2, 2nd Floor, Bupa Centre 141 Connaught Road West Hong Kong, China
[Signature Page to Letter Requesting Acceleration of Effectiveness (333-220176)]